Case 11-79079-pwb Doc 594 Filed 10/18/12 Entered 10/18/12 14:46:41 Desc Main Document - Motion to Pay Pre-Petition Claims Page 1 of 9

Exhibit 99.1

IT IS ORDERED as set forth below:

Date: October 18, 2012

Paul W. Bonapfel U.S. Bankruptcy Court Judge

UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

IN RE:	:	CHAPTER 11
:
CDC CORPORATION,	:	CASE NO. 11-79079 -PWB
:
Debtor	:

ORDER ESTABLISHING RESERVE AMOUNTS FOR DISPUTED CLAIM OF

EVOLUTION CAPITAL MANAGEMENT LLC AND RELATED INDEMNITY CLAIMS

In accordance with the provisions of the Second Amended Joint Plan of Liquidation for CDC Corporation (the “Plan”; Docket No. 542), which was confirmed by this Court on September 6, 2012 ( the “Confirmation Order”; Docket No. 551), the Debtor CDC Corporation (the “Debtor” or “CDC”) filed a Motion Pursuant to Confirmed Joint Plan of Reorganization to Establish Reserve Amounts for Disputed Claim of Evolution Capital Management, LLC and Related Indemnity Claims (the “Motion”). The Motion was the subject of a hearing before this

Case 11-79079-pwb Doc 594 Filed 10/18/12 Entered 10/18/12 14:46:41 Desc Main Document - Motion to Pay Pre-Petition Claims Page 2 of 9

Court on October 16, 2012. Having considered the Motion and other papers filed by parties in interest, as well as the presentations of counsel during the hearing, this Court makes the following findings:

A. This Court has jurisdiction to consider the Motion under 28 U.S.C. §§ 157 and 1334. This matter is a core proceeding pursuant to 28 U.S.C. §157(b). Venue is proper in this Court pursuant to 28 U.S.C. §§ 1408 and 1409.

B. In sum, the Debtor’s assets consist of approximately $160,000,000 in cash, plus other assets, including stock in companies that run operating businesses, which the Debtor believes have substantial value (such other assets, the “Non-Cash Assets”).

C. In accordance with the provisions of the Plan, a Liquidation Trust is to be formed and substantially all of Debtor’s assets will be transferred to the trust. At its formation, equity interests in the Debtor will be exchanged into beneficial interest in the Liquidation Trust. Before any of the Debtor’s assets are transferred to the trust and any subsequent distribution can be made to the owners of beneficial interests in the Liquidation Trust (i.e., equity security holders), certain reserves must be established.

D. Section 8.2 of the Plan requires that the Debtor, Disbursing Agent, or Liquidating Trustee1 maintain distribution reserves for disputed claims in the filed amount of those claims, plus interest, unless a different reserve amount is ordered by the Court or agreed to by the parties. Unless and until reserves for disputed claims are established, distribution to equity holders from the Liquidation Trust assets cannot occur.

[1]

On or about September 20, 2012, the Debtor filed a motion seeking to establish reserves for certain other disputed claims. In light of the nature of the claims that are the subject of this Motion and the Debtor’s proposed treatment of same, a separate motion is appropriate.

Case 11-79079-pwb Doc 594 Filed 10/18/12 Entered 10/18/12 14:46:41 Desc Main Document - Motion to Pay Pre-Petition Claims Page 3 of 9

E. On or about April 27, 2012, Evolution Capital Management, LLC (“ECM”), along with related Evolution Funds,2 commenced an action in the Supreme Court of the State of New York, New York County, styled: Evolution Capital Management, LLC, Evolution CDC SPV Ltd., Global Opportunities Fund Ltd., SPV, Segregated Portfolio M (f.k.a. “Evolution Master Fund Ltd., SPC, Segregated Portfolio M”), Evo China Fund and El Fund Ltd. v. CDC Software Corporation, Wong Chung Kiu (a.k.a. “C.K. Wong”), Yip Hak Yung (a.k.a. “Peter Yip”), Asia Pacific Online Limited (a.k.a. “Asia Pacific On-line Limited”), Ch’ien Kuo Fung (a.k.a. “Raymond Ch’ien”), Francis Kwok-Yu Au, Donald L. Novajosky, Monish Bahl, Thomas M. Britt III, Wong Kwong Chi (a.k.a. “Simon Wong”), and Wang Cheung Yue (a.k.a. “Fred Wang”), Index No. 651395/2012, hereinafter (“Second Evolution Action”) (CDC Software Corporation, Wong Chung Kiu, Yip Hak Yung, Asia Pacific Online Limited (“APOL”), Ch’ien Kuo Fung , Francis Kwok-Yu Au (“Frank Au”), Donald L. Novajosky, Monish Bahl, Thomas M. Britt III, Wong Kwong Chi, and Wang Cheung Yue shall collectively be referred to as the “EVO Defendants”).

F. Counsel for each of the parties in the Second Evolution Action have been served or otherwise provided with a copy of the Motion and notice of the hearing.

G. With the exception of Frank Au, each of the other EVO Defendants in the Second Evolution Action has filed a proof of claim in this case seeking indemnification from the Debtor for any and all losses, fees and expenses incurred by them in connection with the Second Evolution Action (collectively, including any potential claim by Frank Au, the “Indemnity Claims”). While the Debtor has reserved and continues to reserve all of its rights and defenses regarding the Indemnity Claims, it has begun to advance fees and expenses to certain of the former employees, officers and directors of the Debtor and CDC Software.

[2]

The Evolution Funds are (i) Evolution CDC SPV Ltd. (“Evolution SPV”); (ii) Global Opportunities Fund Ltd., SPC, Segregated Portfolio M (f.k.a. Evolution Master Fund Ltd., SPC, Segregated Portfolio M) (“M Fund”); (iii) Evo China Fund (“Evo China”); and (iv) E1 Fund, Ltd. (“E1 Fund”).

Case 11-79079-pwb Doc 594 Filed 10/18/12 Entered 10/18/12 14:46:41 Desc Main Document - Motion to Pay Pre-Petition Claims Page 4 of 9

H. In the Second Evolution Action, the plaintiffs seek to recover actual damages in the approximate amount not less than $14,500,000.00, plus interest and exemplary and punitive damages. More specifically, ECM seeks to recover damages consisting of lost management fees, which it contends totaled approximately $12,500,000 in 2010 and 2011, plus interest and exemplary and punitive damages. The other plaintiffs seek to recover actual damages in the approximate amount of $2,000,000, plus interest and exemplary and punitive damages.

I. In addition to the causes of action asserted in the Second Evolution Action, ECM filed a proof of claim in this case (the “ECM Proof of Claim,” Claim No. 30) asserting claims and causes of action against the Debtor seeking to recover lost management fees and other unliquidated compensatory damages, plus exemplary damages. The Debtor contends that the factual basis and causes of action asserted in the ECM Proof of Claim are very similar, if not identical, to ECM’s claims asserted in the Second Evolution Action.

J. The Debtor and the Official Committee of Equity Security Holders (“the Committee”) deny that ECM is entitled to any further recovery from the Debtor’s estate. The Debtor filed a complaint on August 31, 2012 commencing Adversary Proceeding No. 12-05441 (“ECM Adversary Proceeding”), which includes the Debtor’s objection to the ECM Proof of Claim.

K. The Debtor contends that the claims asserted by ECM in the Second Evolution Action, which are the subject of the Indemnity Claims, and the claims asserted in the ECM Proof of Claim are duplicative. Accordingly, the Debtor seeks to establish a single reserve with respect to its future obligations, if any, to: (a) make payment on the Indemnity Claims, in the event of a judgment or settlement in favor of any of the plaintiffs in the Second Evolution Action; and/or (b) make payment to ECM on the ECM Proof of Claim.

Case 11-79079-pwb Doc 594 Filed 10/18/12 Entered 10/18/12 14:46:41 Desc Main Document - Motion to Pay Pre-Petition Claims Page 5 of 9

L. In addition, the Debtor seeks to establish a separate reserve regarding its agreements or other obligations, if any, to advance fees and expenses on behalf of the EVO Defendants in the Second Evolution Action.

M. The Debtor has maintained certain directors and officers insurance liability policies that it believes provide coverage to the Debtor’s former directors and officers in connection with the claims asserted in the Second Evolution Action (“D&O Policies”). Notice of the Second Evolution Action has been provided to the insurers in accordance with the provisions of the D&O Policies, and the insurers are currently reviewing and analyzing issues regarding coverage. As of the date of the entry of this Order, the insurers have not provided the Debtor with its position with respect to whether and how the D&O Policies provide insurance coverage for the Second Evolution Action.

NOW THEREFORE, the Court finds that the reserves proposed by the Debtor are reasonable and in conformance with the requirements of the Plan. Accordingly, the Motion is GRANTED as set forth herein and the subject reserves regarding the Indemnity Claims and the ECM Proof of Claim shall be established and administered as follows:

1. The Debtor shall establish and maintain The Evolution Reserve in the amount of $32,500,000, which will be a single reserve to satisfy the Debtor’s obligations, if any, to make payment to ECM in connection with the ECM Proof of Claim and/or any payment required to be made in connection with any of the Indemnity Claims arising from or related to the entry of a judgment or a settlement and compromise of the Second Evolution Action.

2. The Debtor shall establish and maintain a Litigation Expense Reserve in the initial amount of $10,000,000 to satisfy the Debtor’s obligations, if any, to advance or otherwise make payment on any of the Indemnity Claims for fees and other expenses incurred by any of the EVO

Case 11-79079-pwb Doc 594 Filed 10/18/12 Entered 10/18/12 14:46:41 Desc Main Document - Motion to Pay Pre-Petition Claims Page 6 of 9

Defendants in the Second Evolution Action. The amount of this reserve shall be reduced by the amount of any payment of such fees and expenses made by the Debtor to or on behalf of any of the EVO Defendants in the Second Evolution Action. If and when the insurers agree to make advancement and/or reimbursement of these fees and expenses, even if subject to an express reservation of rights, this $10,000,000 reserve shall be reduced to the extent of any payments actually made by the insurers to or on behalf of any of the EVO Defendants in the Second Evolution Action until such time as the reserve equals $5,000,000, less amounts previously paid by the Debtor on behalf of any defendant in the Second Evolution Action.

3. The Debtor or its successor in interest shall: (a) within 10 days of entry of this Order, provide to the EVO Defendants notice of all payments that the Debtor has made to date to any of the EVO Defendants on account of any of the Indemnity Claims, including the amounts that have been paid, the period of time during which the services compensated by any such payment were incurred, to whom such payments were made, and for whose benefit the payments were made; and (b) provide the EVO Defendants 10 days prior written notice before making any future payments to any of the EVO Defendants in connection with any of the Indemnity Claims, whether such payment is made from the Litigation Expense Reserve or otherwise, which notice shall include the amount to be paid, the period of time during which the services to be compensated by any proposed payment were incurred, to whom the payment will be made, and for whom the payment will be made.

4. The Motion and resulting establishment of the Evolution Reserve and the Litigation Expense Reserve shall not be construed to in any way limit or otherwise modify the Debtor’s rights or the rights of the EVO Defendants or other “insureds” under the D&O Policies.

Case 11-79079-pwb Doc 594 Filed 10/18/12 Entered 10/18/12 14:46:41 Desc Main Document - Motion to Pay Pre-Petition Claims Page 7 of 9

5. Similarly, the Motion and resulting establishment of the Evolution Reserve and the Litigation Expense Reserve shall not be construed to in any way limit or otherwise modify any rights, claims or defenses that the Debtor, the EVO Defendants or any other party may have in connection with the Second Evolution Action, the ECM Proof of Claim, any Deed of Indemnity, the Debtor’s Articles of Association or any applicable law, including any laws governing indemnities.

6. The Debtor, its successor(s) in interest, as well as its employees, agents and attorneys, shall not be liable to any party in connection with any claim related to or arising from the sufficiency of the Evolution Reserve or the Litigation Expense Reserve, except and to the extent that said reserves are not established and maintained in accordance with the provisions of this Order.

7. Upon motion with notice to the EVO Defendants, the Debtor, or its successor in interest, may seek, upon 14 days notice to the EVO Defendants, to modify the Evolution Reserve and/or the Litigation Expense Reserve upon cause shown. Similarly, upon motion with 14 days notice to the Debtor, or its successor in interest, the EVO Defendants may seek to modify the Evolution Reserve and/or the Litigation Expense Reserve upon cause shown. Other than with respect to the distribution sale proceeds included in cash on hand as of the date of the entry of this Order, the Debtor or its successor in interest shall provide written notice to the EVO Defendants 21 days prior to the distribution to the beneficiaries of the Liquidation Trust of any Non-Cash Assets or the proceeds thereof in order to provide the EVO Defendants with the opportunity to exercise their rights set forth in the preceding sentence. During any such applicable notice period, the Debtor or its successor in interest and the applicable EVO Defendants shall promptly engage in good faith negotiations, including at least one in-person meeting, in an attempt to resolve any

Case 11-79079-pwb Doc 594 Filed 10/18/12 Entered 10/18/12 14:46:41 Desc Main Document - Motion to Pay Pre-Petition Claims Page 8 of 9

dispute relating to a modification of the Evolution Reserve and/or Litigation Expense Reserve. Otherwise, the Evolution Reserve and Litigation Expense Reserve will remain in place until both the ECM Proof of Claim and the Second Evolution Action are resolved or until further order of the Court. If either the Debtor or the EVO Defendants file a motion seeking to modify the Evolution Reserve, notice shall also be provided to the plaintiffs in the Second Evolution Action in accordance with this Paragraph.

8. This Court shall retain exclusive jurisdiction over any and all issues related to the Evolution Reserve, the Litigation Expense Reserve, as well as all other reserves established and maintained in accordance with the provisions of the Plan.

END OF DOCUMENT

Prepared and presented by:

LAMBERTH, CIFELLI, STOKES, ELLIS & NASON, P.A.
Attorneys for Debtor

By:	/s/ James C. Cifelli
James C. Cifelli
Georgia Bar No. 125750
jcifelli@lcsenlaw.com
Gregory D. Ellis
Georgia Bar No. 245310
gellis@lcsenlaw.com
William D. Matthews
Georgia Bar No. 470865
WDM@lcsenlaw.com
3343 Peachtree Rd., N.E.
East Tower, Suite 550
Atlanta, GA 30326
(404) 262-7373
(404) 262-9911 (facsimile)

Case 11-79079-pwb Doc 594 Filed 10/18/12 Entered 10/18/12 14:46:41 Desc Main Document - Motion to Pay Pre-Petition Claims Page 9 of 9

Identification of parties to be served:

Office of the United States Trustee, 362 Richard B. Russell Federal Building, 75 Spring Street, SW, Atlanta, GA 30303

Gregory D. Ellis, Lamberth, Cifelli, Stokes, Ellis & Nason, P.A., 3343 Peachtree Road NE, East Tower, Suite 550, Atlanta, GA 30326

Jeffrey W. Kelley, Troutman Sanders, LLP, 600 Peachtree Street, NE, Suite 5200, Atlanta, GA 30308-2216

J. Robert Williamson, Scroggins & Williamson, P.C., 1500 Candler Building, 127 Peachtree Street, NE, Atlanta, GA 30303

Eric Lopez Schnabel, Dorsey & Whitney, LLP, 51 West 52nd Street, New York, New York 10019-6119

Aaron M. Zeisler, Satterlee Stephens Burke & Burke LLP, 230 Park Avenue, 11th Floor, New York, NY 10169

9